May 22, 2018

VIA EDGAR

Pamela Howell
Special Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Aquestive Therapeutics, Inc.
Confidential Draft Registration Statement on Form S-1 submitted April 2, 2018 (File No. 377-02005)

Dear Ms. Howell:

On behalf of Aquestive Therapeutics, Inc. (the “Company”), set forth below is the Company’s response to the comment letter provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Company dated April 26, 2018, regarding the Company’s Confidential Draft Registration Statement on Form S-1 (File No. 377-02005) (the “Draft Registration Statement”) and the prospectus included therein.

We describe below the changes that we have made in response to the Staff’s comments in Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Amendment”) that the Company confidentially submitted on the date hereof. For your convenience, the Staff’s comments are numbered and presented in bold-faced type below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Amendment as-filed and marked to reflect the changes from the Draft Registration Statement. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amendment.

General

1.
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided copies of all materials, including the written communications presented to potential investors.

We may be involved in lawsuits to protect our patents…, page 40

May 22, 2018

2.
Please revise the risk factor to specifically discuss the patent-related litigation discussed on page 105. Please also consider adding a risk factor discussing the antitrust litigation discussed on page 106.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its risk factor on page 40 to include a discussion of the patent-related litigation discussed on page 110.  With regards to the Staff’s comment surrounding the ongoing antitrust litigation, the Company respectfully directs the Staff to the risk factor titled “We are dependent upon the commercial success of Suboxone and other licensing activities to generate revenue for the near future,” on page 14, where the Company believes adequate disclosure surrounding the antitrust litigation has been provided.

Special Note Regarding Forward-Looking Statements, page 52

3.
We note your reliance upon the safe harbor for forward-looking statements as set forth in the Private Securities Litigation Reform Act of 1995. Please note that this safe harbor is not available for issuers that are not subject to the reporting requirements of section 13(a) or section 15(d) of the Securities Exchange Act.  Please revise to remove the reference.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the language in the Special Note Regarding Forward-Looking Statements to clarify that while the Amendment contains certain forward-looking statements, it will not specifically rely on the safe harbor set forth in the Private Securities Litigation Reform Act of 1995.

Use of Proceeds, page 54

4.
We note the risk factor on page 49 and the disclosure in this section regarding the broad discretion in the use of net proceeds from this offering. The Company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the language on page 54 in accordance with Instruction 7 to Item 504 of Regulation S-K to specifically discuss the contingencies that may result in the Company changing its expected use of the proceeds from the offering and indicate proposed alternatives for such uses.

Capitalization, page 56

5.	Please tell us how you derived your total capitalization of $43,116. In addition, please double underline your cash and cash equivalents.

Response:

The Company respectfully acknowledges the Staff’s comment and provides the following explanation on how total capitalization was derived.  The Capitalization amount incorrectly included Current liabilities and all non-current liabilities.  This has been corrected for the March 31, 2018 update to include only the Long-Term Debt and Members’/Stockholders’ Equity.

The Company respectfully acknowledges the Staff’s additional comment and has double underlined its cash and cash equivalents disclosed in this section.

Management’s Discussion and Analysis…. , page 61

Expenses, page 66

May 22, 2018

6.	Please disclose the research and development expenses incurred by nature or type of costs for each period presented.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 67 to disclose research and development expenses incurred by nature or type of costs for each period presented.

Credit Agreement and Guaranty, page 67

7.	Please describe the material financial covenants referenced in this section, including applicable ratios.

Response:

The Company respectfully acknowledges the Staff’s comment and has included a description on page 70 of the material financial covenants that the Company is subject to under the Credit Agreement and Guarantee with Perceptive, as amended.  The Company also notes to the Staff that it is not subject to financial covenants involving debt to equity ratios under the Credit Agreement and Guarantee.

Share-Based Payments, page 72

8.
Please clarify the references here and in your executive compensation disclosure to non-voting common stock as it appears from the description of your capital stock on page 131 that you will only have a class of voting common stock effectiveness.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the reference under Share-Based Payments on page 76 to clarify that, upon the consummation of the offering, the non-voting common stock will be automatically exchanged for shares of voting common stock.  Additionally, the Company respectfully directs the Staff to page 127, where it believes that it describes the automatic exchange upon the consummation of the offering of its non-voting common stock for shares of voting common stock.

Business, page 74

Manufacturing and Product Supply, page 87

May 22, 2018

9.	Please describe your thin film foil supply arrangements in this section. Also, describe your reliance on third-party contract research organizations.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 92 to describe its thin film foil supply arrangements in this section, in addition to its reliance on third-party contract research organizations

Material Agreements, page 88

10.
We note the disclosure regarding one customer representing 88% of the total revenue for 2017 on page F-15. Please identify this customer clearly, clarify the extent to which you are dependent on such customer, and revise your risk factor disclosure to clarify. Refer to Item 101(c)(vii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure to identify Indivior, Inc. as the customer representing 88% of the total revenue for 2017.  Additionally, The Company respectfully directs the staff to the risk factor titled “We may not be successful in maintaining development and commercialization collaborations, and any partner may not devote sufficient resources to the development or commercialization of our product candidates or may otherwise fail in development or commercialization efforts, which could adversely affect our ability to develop certain of our product candidates and our financial condition and operating results” on page 27, where it believes that it addresses the risk in the Company’s reliance on Indivior, Inc. as it holds the global commercialization rights to one of its two approved products, Suboxone.

License Agreement with Sunovion Pharmaceuticals Inc., page 89

11.	Please disclose the maximum aggregate milestones that may be paid pursuant to this license agreement.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 94 to disclose the maximum aggregate milestones that may be paid pursuant to the Sunovion License Agreement.

Employees, page 104

12.	Please disclose your total number of employees, including temporary employees. Refer to Item 101(C)(xiii) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 109 to include the total number of employees, including temporary employees.

Summary Compensation Table, page 114

May 22, 2018

13.	We note the equity incentive plan awards granted in 2017 as disclosed in the table on page 119. Please revise to include such compensation in the summary compensation table or advise.

Response:

The Company respectfully acknowledges the Staff’s comment, and has revised the compensation table on page 120, along with the applicable footnote to include the equity incentive plan awards granted in 2017 as disclosed in the table on page 126 under the “Stock Awards” column in the summary compensation table on page 120.

Employment Agreements With Our Named Executive Officers, page 115

14.	Please disclose the estimated amount of stock appreciation rights Messrs. Kendall and Schobel will receive upon effectiveness of this offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 123 and 125 to include the estimate amount of stock appreciation rights and restricted stock units that Messrs. Kendall and Schobel, respectively, will receive upon the effectiveness of the offering.

Undertakings, page II-3

15.
Please provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Response:

The Company respectfully acknowledges the Staff’s comment and revised the disclosure on page II-4 to provide the undertakings as required by Item 512(a)(5)(ii) and Item 512(a)(6) of Regulation S-K.

Consolidated Financial Statements, page F-1

Note 1(D) – Unaudited Pro Forma Presentation, page F-8

May 22, 2018

16.
As disclosed on page F-26, we note your Performance Units become exercisable upon the completion of an initial public offering or a change of control. Please tell us whether you have considered recognizing a liability related to these Performance Units in your pro forma balance sheet and the related impacts on net loss and net loss per share in your pro forma statement of operations. Please either modify your presentation or provide an analysis of your conclusion to exclude this liability and expense from your pro forma presentation.

Response:

The Company respectfully acknowledges the Staff’s comment and has updated it pro forma balance sheet as of March 31, 2018 and the related impacts on net loss and net loss per share in its pro forma statement of operations for the three months ended March 31, 2018.

Note 2 – Significant Accounting Policies, page F-7

(V) Revenue Recognition, page F-12

License and Royalty Revenue, page F-12

17.	Please disclose your accounting policy for milestones payments.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided disclosure on page F-41 regarding its accounting policy for milestone payments.

Note 5 – Material Agreements, page F-16

Supplemental Agreements with Indivior, page F-16

18.	Please disclose your rights and obligations under the supplemental agreement as well as the rights granted to Indivior.

Response:

The Company respectfully acknowledges the Staff’s comment and has provided additional disclosure on page F-45, as well as on page 94 in the section entitled “Business — Material Agreements — Supplemental Agreement with Indivior” disclosing both the Company’s and Indivior’s rights and obligations pursuant to the Supplemental Agreement with Indivior.

Note 16 – Redeemable Preferred Membership Interests, page F-25

19.
Please disclose the number of redeemable preferred interests outstanding for each series. In addition, please disclose the conversion ratios for each of your series of redeemable and non-redeemable preferred interests.

Response:

 The Company respectfully acknowledges the Staff’s comment. As a result of the Company’s corporate conversion, all outstanding interests were converted to shares of common stock effective January 1, 2018.  The Company has disclosed the number of redeemable and non redeemable preferred interests outstanding for each series on page F-35, which were converted to shares of common stock on a 1:1 basis effective January 1, 2018.

* * * * * * *

May 22, 2018

If you have any questions, or if you require additional information, please do not hesitate to contact me at (212) 698-3616.

Sincerely,

/s/ David S. Rosenthal

David S. Rosenthal

Cc:	Keith J. Kendall
Aquestive Therapeutics, Inc.

John T. Maxwell
Aquestive Therapeutics, Inc.

Divakar Gupta
Daniel I Goldberg
Ryan Sansom
Cooley LLP